                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2001

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ................. to ...............

Commission file number ............................................


A.   Full Title of the Plan and the address of the Plan:

                           GENERAL CABLE SAVINGS PLAN
                              FOR HOURLY ASSOCIATES

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

2. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            GENERAL CABLE CORPORATION

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

                                   SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      GENERAL CABLE SAVINGS PLAN
                                      FOR HOURLY ASSOCIATES

Date: June 27, 2002                   By:   /s/ Robert J. Siverd
                                         -------------------------------------
                                      Name:    Robert J. Siverd
                                      Title:   Member, Retirement Plan Finance
                                               Committee

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-89629 of General Cable Corporation on Form S-8 of our report dated June 14, 2002, appearing in this Annual Report on Form 11-K of General Cable Savings Plan for Hourly Associates (formerly the BICCGeneral Savings Plan for Hourly Associates) for the year ended December 31, 2001.


Deloitte & Touche LLP
Cincinnati, Ohio
June 27, 2002

     GENERAL CABLE SAVINGS PLAN
     FOR HOURLY ASSOCIATES (FORMERLY
     BICCGENERAL SAVINGS PLAN FOR
     HOURLY ASSOCIATES)

     Financial Statements for the Years Ended
     December 31, 2001 and 2000 and
     Supplemental Schedule as of December 31,
     2001 and Independent Auditors' Report

GENERAL CABLE SAVINGS PLAN FOR HOURLY ASSOCIATES

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                   PAGE

INDEPENDENT AUDITORS' REPORT                                                         1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits, December 31, 2001 and 2000        2

  Statements of Changes in Net Assets Available for Benefits for the
    Years Ended December 31, 2001 and 2000                                           3

  Notes to Financial Statements                                                      4

SUPPLEMENTAL SCHEDULE - Schedule of Assets Held for Investment Purposes
   (Schedule H, Part IV, Line 4i of Form 5500), December 31, 2001                    9

SUPPLEMENTAL SCHEDULES OMITTED - Supplemental schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


INDEPENDENT AUDITORS' REPORT

General Cable Savings Plan for Hourly Associates:

We have audited the accompanying statements of net assets available for benefits of the General Cable Savings Plan for Hourly Associates (formerly the BICCGeneral Savings Plan for Hourly Associates) ("the Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Cincinnati, Ohio
June 14, 2002

GENERAL CABLE SAVINGS PLAN FOR HOURLY ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                     2001            2000
ASSETS:
  Investments:
     General Cable Corporation common stock (Notes 2, 4)        $    819,551    $   331,291
     Mutual funds (Notes 2, 4)                                    12,953,455     14,565,073
     Common/collective trust funds (Notes 2, 4)                    6,148,978      4,713,854
     Loans to participants (Note 1)                                2,096,603      2,225,644
                                                                ------------    -----------
        Total investments                                         22,018,587     21,835,862

   Contributions receivable (Note 3)                                 139,230        114,933
                                                                ------------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                               $ 22,157,817    $21,950,795
                                                                ============    ===========



See notes to financial statements.

GENERAL CABLE SAVINGS PLAN FOR HOURLY ASSOCIATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                       2001                  2000
INCREASES:
  Contributions:
    Employee contributions (Note 3)                                $  1,691,047         $  3,554,397
    Employer contributions (Note 3)                                     843,252            2,580,695
    Rollover contributions                                                1,195              152,335
                                                                   ------------         ------------
        Total Contributions                                           2,535,494            6,287,427
                                                                   ------------         ------------
  Investment income (loss):
    Interest and dividend income                                        913,638            2,998,653
    Net depreciation in fair value of investments (Note 4)           (1,798,919)            (278,298)
                                                                   ------------         ------------
        Total investment loss                                          (885,281)           2,720,355
                                                                   ------------         ------------

            Total                                                     1,650,213            9,007,782
                                                                   ------------         ------------

DECREASES:
  Distributions to participants (Note 3)                              1,367,762           22,373,646
  Administrative expenses                                                14,840               29,577
                                                                   ------------         ------------
     Total                                                            1,382,602           22,403,223
                                                                   ------------         ------------

 Transfer to other Plan (Note 1)                                        (60,589)        (112,576,218)
                                                                   ------------         ------------

INCREASE (DECREASE) IN NET ASSETS AVAILABLE
  FOR BENEFITS                                                          207,022         (125,971,659)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period                                                21,950,795          147,922,454
                                                                   ------------         ------------

  End of period                                                    $ 22,157,817         $ 21,950,795
                                                                   ============          ===========



See notes to financial statements.

GENERAL CABLE SAVINGS PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   PLAN DESCRIPTION

     The following description of the General Cable Savings Plan for Hourly Associates, formerly the BICCGeneral Savings Plan for Hourly Associates (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL - The Plan is a defined contribution plan of General Cable (the "Company") consisting primarily of the following components: the Employer Discretionary Matching Account which accumulates the participant's share of trust funds attributable to Company matching contributions; the Employee Before-Tax Contribution Account which accumulates the participant's share of the trust funds attributable to before-tax participant contributions; the Employer Discretionary Retirement Account which accumulates the participant's share of trust funds attributable to discretionary contributions made by the Company; and the Employee After Tax Contribution Account which accumulates participant's share of the trust funds attributable to after-tax contributions prior to July 1, 2000. The Plan was established by BICC Cables Corporation on July 1, 1985. On April 6, 1999, BICC Cables Corporation entered into an Asset Purchase Agreement ("Agreement") with the Company which provided that the Company assume all of the "employee benefit arrangements" as defined in the Agreement maintained by BICC Cables Corporation on May 28, 1999, the Closing Date of the Agreement ("Closing Date"). The Plan is intended to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"), and the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Effective July 1, 2000, certain participants in this plan were transferred to other plans. The assets of union hourly employees were transferred to the General Cable Savings Plan, formerly the BICCGeneral Savings Plan. The assets of salaried employees were transferred to the General Cable Retirement and Savings Plan for Salaried Associates, formerly the BICCGeneral Retirement and Savings Plan for Salaried Associates. In addition, the assets of non-union hourly employees were transferred into this plan from the General Cable Savings Plan and the General Cable Retirement and Savings Plan for Salaried Associates. The 2001 transfer represents net transfers of participant account balances from the Plan to the General Cable Retirement and Savings Plan for Salaried Associates.

     MFS Heritage Trust became the Trustee of the Plan effective July 1, 2000, replacing Putnam Fiduciary Trust Company.

     PARTICIPATION - Effective July 1, 2000, certain non-union hourly employees scheduled to work at least twenty hours per week are permitted to enroll into the Plan on the thirty-first day of employment. Participation in the Plan is voluntary as to the Employee Before-Tax Contribution Account and the Employer Discretionary Matching Account, and automatic as to the Employer Discretionary Retirement Account.

     Prior to July 1, 2000, all employees, except for certain employees covered by union plans, were eligible to participate in the Plan on the date of hire. Participants were eligible for Company matching contributions and discretionary contributions on their first day of plan participation. Effective upon the Closing Date of the Agreement, participation in the Plan by individuals who remained employees of BICC Cables Corporation on or after the Closing Date was entirely frozen and became 100% vested on June 1, 1999. No further before-tax or after-tax contributions were made by these individuals for any payroll period ending after the Closing Date, and on or after the Closing Date, no Company matching contributions or discretionary contributions were made on behalf of these individuals.

     The Plan has a Loan Fund provision from which loans to participants are permitted at an interest rate equal to the prime rate plus 1%. Certain loans made prior to July 1, 2000 bear an interest rate equal to the prime rate plus 2%. The amount borrowed may not be less than $500 (prior to July 1, 2000, the minimum was $1,000) or exceed, as of the date of the loan, the lesser of one half the participant's vested amount in the Plan or $50,000, reduced by the excess of the highest outstanding balance of loans during the 1-year period ending on the day before the date on which the loan was made over the outstanding balance of loans from the Plan. The interest rate on loans outstanding at December 31, 2001 ranged from 6.75% to 11.5% and the loans mature from 2002 to 2016.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The following are the significant accounting policies followed by the Plan:

     Investments are generally valued on the basis of the quoted market value.

     Security transactions are recorded on the trade date.

     Income from investments is recognized when earned.

     BASIS OF PRESENTATION - The accompanying financial statements have been prepared on the accrual basis of accounting.

     ADMINISTRATIVE EXPENSES - Trustee fees are paid by the Plan. All other administrative expenses are paid by the Company.

     USE OF ESTIMATES - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases or decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     The Plan invests in various securities including mutual funds, common/collective trust funds, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

     RECLASSIFICATION - Certain items have been reclassified for the year ended December 31, 2000, in order to conform to classifications used for the year ended December 31, 2001.

3.   PARTICIPANTS' ACCOUNTS AND BENEFITS

     CONTRIBUTIONS - Employees who are eligible to participate in the Plan may make a before-tax savings account contribution up to 15% of their compensation subject to an overall limitation. The Plan provides that the Company, at the discretion of the Board of Directors, may make a discretionary contribution for certain participating locations. In addition, the Plan provides that the Company may match 100% of the participants first 3% of before-tax contributions and 50% on the next 2% for participants employed at the Dayville, Connecticut plant. The Plan provides that the Company may match 50% of the participants first 6% of before-tax contributions for participants employed at the Jackson, Tennessee plant, the Marshall, Texas plant and the South Hadley, Massachusetts plant. The Plan provides that the Company may match 50% of the participant's first 4% of before-tax contributions for the Lawrenceberg, Kentucky employees.

     Prior to July 1, 2000, participants were entitled to contribute up to 6% of their compensation to the Plan's employee matching account and up to an additional 9% to the Plan's employee retirement income account, the Plan's savings account, or both, subject to an overall limitation. With the exception of the Lawrenceberg, Kentucky participants and the nonunion regional distribution centers, the Plan provided for the Company to make a matching contribution on behalf of each participant based on the first 6% of compensation, as defined, that a participant contributes to the Plan through payroll deductions. The Company matched 100% of the participant's first 1% of before-tax contributions for the Lawrenceberg, Kentucky participants. The Company's matching contribution was 50% during the first half of 2000. The Plan also provides for the Company to make a discretionary contribution to the Plan's employee retirement account on behalf of each employee. The discretionary contribution level was 4% of each salaried employee's compensation and 3% of each hourly employee's compensation during 2001 and 2000.

     ROLLOVERS - A participant may at any time make a rollover contribution to the Plan if satisfactory evidence that the amount qualifies as a "Rollover Contribution" as defined in the Internal Revenue Code is provided.

     VESTING - Participants shall be fully vested in their Employee Before-Tax Contribution Accounts. The Employer's Discretionary Retirement Accounts are vested based upon completed years of service (as defined by the Plan) as follows:

     For participants who were participants in the BICCGeneral Cable Industries, Inc. 401(k) Savings Plan or who were hired on or after July 1, 2000:


                                                                           VESTED
     COMPLETED YEARS OF SERVICE                                          PERCENTAGE
     Less than 3                                                             0 %
     3 but less than 4                                                      20 %
     4 but less than 5                                                      40 %
     5 but less than 6                                                      60 %
     6 but less than 7                                                      80 %
     7 or more                                                             100 %
     Attainment of age 55 with 5 years of service, death or disability     100 %


     For participants who were hired after June 30, 1999 but on or before June 30, 2000 and who were participants in the BICC General Cable Industries, Inc. 401(k) Savings Plan:



                                                                           VESTED
     COMPLETED YEARS OF SERVICE                                          PERCENTAGE
     Less than 1                                                             0 %
     1 but less than 2                                                      25 %
     2 but less than 3                                                      50 %
     3 but less than 4                                                      75 %
     4 or more                                                             100 %
     Attainment of age 55 with 3 years of service, death or disability     100 %



     Participants hired on or before June 30, 1999 and who were Participants in the BICC General Cable Industries, Inc. 401(k) Savings Plan are fully vested in their Employer Discretionary Retirement Account.

     Participants who were hired before January 1, 2000 and who were participants in the General Photonics, LLC 401(k) Plan prior to its merger with the BICC General Cable Industries, Inc. 401(k) Savings Plan are fully vested in their Employer Discretionary Retirement Account.

     Except as set forth below, the Employer's Discretionary Matching Accounts are vested based upon completed years of service (as defined by the Plan) as follows:


                                                                                     VESTED
     COMPLETED YEARS OF SERVICE                                                    PERCENTAGE

     Less than 1                                                                       0 %
     1 but less than 2                                                                25 %
     2 but less than 3                                                                50 %
     3 but less than 4                                                                75 %
     4 or more                                                                       100 %
     Attainment of age 65 or age 55 with 5 years of service, death or disability     100 %



     Participants hired on or before June 30, 1999 and who were participants in the BICC General Cable Industries, Inc. 401(k) Savings Plan and participants who were hired before January 1, 2000 and who were participants in the General Photonics, LLC 401(k) Plan are fully vested in their Employer Discretionary Matching Accounts.

     BENEFIT PAYMENTS - Upon retirement or other termination of employment, a participant's vested account balance less any amount necessary to repay participant loans may be distributed to the participant, or in the case of death, to a designated beneficiary, in a lump-sum distribution. If hired prior to April 1, 1997 and a participant in the BICCGeneral Retirement and Savings Plan for Salaried Associates, payment may be made by purchase of a single life or joint and survivor annuity, by transfer to the Company's Retirement Income Guarantee Plan (a defined benefit plan) to be paid from such plan in the form as may be available under such plan, or other method as defined in the Plan. Certain participants in the former BICC General Cable Industries, Inc. 401(k) Savings Plan may request that, in lieu of single-sum distributions, their vested account balance be paid in installments over a fixed period. The distribution is made as soon as practicable following the participant's termination of employment.

     Net assets available for benefits at December 31, 2001 and 2000, respectively include $431,247 and $282,926 of vested account balances attributable to terminated participants.

     WITHDRAWALS - Once the participant has attained the age of 59 1/2, the portion of a participant's account attributable to before-tax contributions may be withdrawn without penalty. The full value of any rollover contributions may be transferred to another Internal Revenue Code (IRC) Qualified Plan before age 59 1/2 without penalty or can be paid to the participant prior to age 59 1/2 subject to applicable excise taxes.

     FORFEITURES - Upon a participant's termination from the Company, Company contributions which are not vested are used to reduce future Company contributions to the Plan.

4.   INVESTMENTS

     As of July 1, 2000, thirteen investment options with varying degrees of risk and General Cable Corporation common stock are offered to Plan participants.

     The following table presents investments that represent five percent or more of the Plan's net assets.


                                                                            DECEMBER 31,
                                                                  ---------------------------------
                                                                        2001               2000
       MFS Fixed Fund - Class I                                     $ 6,148,978        $ 4,511,411
       Vanguard Institutional Index Fund                              2,002,749          2,220,287
       MFS Massachusetts Investors Growth Stock Fund - Class I        1,033,173          1,258,986
       MFS Emerging Growth Fund - Class I                             2,389,810          3,110,354
       MFS Value Fund - Class I                                       3,768,967          3,777,247
       Franklin Small Mid Cap Growth Fund - Class A                   1,253,791          1,664,589
       Participant Loans                                              2,096,603          2,225,644



     For the years ended December 31, 2001 and 2000, Plan investments (including investments bought, sold and held during the period) appreciated/(depreciated) in value as follows:


                                                                         2001              2000
       Mutual funds                                                 $(2,428,364)       $  (29,427)
       General Cable Corporation Stock                                  629,445          (248,871)
                                                                    -----------        ----------

       Total appreciation/(depreciation)                            $(1,798,919)       $ (278,298)
                                                                    ===========        ==========

5.   PLAN TERMINATION

     The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by duly adopted written resolution of the Board of Directors of the Company. In the event of termination the assets of the Plan credited to each participant's account become fully vested and non-forfeitable, and the plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated March 5, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving this determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC. Therefore, no provision for income taxes is included in the accompanying financial statements.

                                     ******

GENERAL CABLE SAVINGS PLAN FOR HOURLY ASSOCIATES

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(SCHEDULE H, PART IV, LINE 4i OF FORM 5500)
DECEMBER 31, 2001
--------------------------------------------------------------------------------

IDENTITY OF ISSUE/                                                      FAIR
DESCRIPTION OF INVESTMENT                                              VALUE

Common/Collective Trust Funds -
  MFS Fixed Fund - Class I                                          $ 6,148,978
                                                                    ------------

Mutual Funds:
  MFS Emerging Growth Fund - Class I                                $ 2,389,810
  MFS Massachusetts Investors Trust Fund -Class I                       732,917
  MFS Massachusetts Investors Growth Stock Fund - Class I             1,033,173
  MFS Strategic Income Fund -Class I                                    590,198
  MFS Value Fund - Class I                                            3,768,967
  American EuroPacific Growth Fund - Class A                            460,947
  Franklin Small Mid Cap Growth Fund - Class A                        1,253,791
  PIMCO Total Return Fund - Class A                                     319,457
  Vanguard Institutional Index Fund                                   2,002,749
  MFS Capital Oppurtunities Fund - Class I                              216,642
  MFS Research International Fund - Class I                             114,700
  MFS Mid Cap Growth Fund- Class I                                       70,104
                                                                    ------------
                                                                     12,953,455
                                                                    ------------

Common Stock -
General Cable Corporation                                               819,551
                                                                    ------------

Loans to Participants -
  Loans maturing through 2016 bearing interest rates ranging from
    6.75% to 11.5%                                                    2,096,603
                                                                    ------------

Total Investments                                                   $22,018,587
                                                                    ============